EX-FILING FEES

The prospectus to which this Exhibit is attached is a final prospectus for the related offerings. The combined maximum aggregate offering price for the offerings is $5,520,000 (comprised of (i) $2,783,000 maximum aggregate offering price with respect to notes linked to the S&P 500® Futures Excess Return Index., (ii) $2,737,000 maximum aggregate offering price with respect to notes linked to the EURO STOXX 50® Index.